TYPE:  425
Sequence:  1
DESCRIPTION:  Letter to security holders

                                                           Filed by: NTELOS Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: NTELOS Inc.
                                                   Commission File No. 000-16751

Dear Shareholder,

The second quarter of 2001 was one of significant accomplishment for our company. The final phase of the integration of the Virginia East markets, acquired last summer, was completed as the billing function was converted to the NTELOS platform in July. With this conversion, no further costs associated with the transition services agreement will be incurred. Also, the conversion to the NTC pre-paid platform, which provides for enhanced customer features, was completed for these markets. With the completion of this transition on schedule, we have shown the ability to integrate a business that doubled the size of our company into our organizational structure and operating platforms.

Consistent with our business plan, the company negotiated the sale of certain non-core assets during the quarter. On July 20, 2001, the company entered into a definitive agreement to sell the non-operational PCS license in Kingsport, Tennessee to Lafayette Communications for $11.6 million. On July 24, 2001, NTELOS announced the sale of up to 82 communications towers in the Virginia East market to American Towers, Inc. for up to $27.9 million. Also, during the period of May 24 to August 15, 2001, the company sold 471,400 shares of Illuminet Holdings, Inc. for proceeds of approximately $14.6 million.

Most significantly, on July 25, 2001, we announced the signing of a definitive merger agreement to acquire Conestoga Enterprises, Inc. Conestoga is a Birdsboro, Pennsylvania based integrated communications provider with a service area contiguous to NTELOS' Virginia and West Virginia operations. This merger represents another important step as we execute our Mid-Atlantic ICP strategy. The combined company will have over 135,000 ILEC and 40,000 CLEC access lines and, equally important, the Conestoga management team and organization will provide an established base of operations for our expansion in Pennsylvania.

Through all these activities we kept our focus on the business and continued to show improvement in our operating fundamentals. Gross PCS subscriber additions for second quarter were 35,043 of which more than 76% were high-value post-pay additions. Post pay net additions set a new quarterly record at 17,333. Monthly blended subscriber churn for all markets finished the quarter at 3.89%, down from 4.45% in the previous quarter and 5.60% in the fourth quarter 2000. Post pay churn led this improvement, dropping to 2.35%, the lowest level in over a year. Average revenue per subscriber (ARPU) was $42.60 for the second quarter, an increase of $2.11 from first quarter 2001.

In the wireline segments, CLEC access lines totaled 26,509 at quarter-end, an increase of about 12% over the previous quarter, and CLEC operating cash flows were again positive. Four new co-locations were placed in service. The Internet segment finished with 64,801 dial-up and 2,297 DSL customers and continued to show positive cash flows. DSL service was introduced for customers in Covington and Clifton Forge, Virginia and fiber from Waynesboro to Winchester, Virginia was turned up during the quarter. ILEC finished the period with an access line total of 51,938.

Total operating revenues for the quarter were $54.7 million, compared to $21.5 million for second quarter 2000. Results for 2001 include amounts reflecting the acquisition of Virginia East, the consolidation of the Virginia PCS Alliance, the merger with R&B and the concurrent consolidation of the West Virginia PCS Alliance. Operating results for 2000 include the RSA 6 analog cellular operations, a July 26, 2000 disposition. Operating Cash Flows (operating income before depreciation and amortization) for second quarter were $5.2 million, compared to $7.0 million for second quarter 2000, reflecting the above transactions. Before costs of subscriber acquisition, PCS operating cash flows increased to $8.0 million for second quarter 2001, $2.0 million better than the previous quarter, indicating continued improvement in fixed-cost efficiencies.

If you need assistance with stock transfers and transactions, please dial toll-free 1-888-221-4239 or locally dial 946-3584 and ask for Sharon Herbert, shareholder relations administrator, or, contact us via e-mail at investor@ntelos.com. For an updated quote on our stock, you may dial 1-800-946-8227 or locally dial 946-5144. Look for additional information on operating results for the quarter and other press releases and announcements on Company activities at http://www.ntelos.com.

Thank you for your continued support and interest in NTELOS.


                                              /s/ James S. Quarforth

                                                  James S. Quarforth
                                                  Chief Executive Officer
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

NTELOS Inc.
=======================================================================================================================
Condensed Consolidated Statements of Operations
(Unaudited, in thousands except per share amounts)          Three Months Ended                 Six Months Ended
-----------------------------------------------------------------------------------------------------------------------
                                                       June 30, 2001   June 30, 2000   June 30, 2001   June 30, 2000
------------------------------------------------------------------------------------   --------------------------------
Operating Revenues                                        $  54,653      $  21,517        $  102,081       $  42,128
Operating Expenses                                           67,047         17,931           126,789          34,844
------------------------------------------------------------------------------------   --------------------------------
Operating Income (Loss)                                     (12,394)         3,586           (24,708)          7,284

Equity Loss from PCS Investees                                   --         (2,988)           (1,286)         (6,656)
Other, Principally Interest Expense, Net                    (18,263)          (493)          (33,432)           (911)
------------------------------------------------------------------------------------   --------------------------------
                                                            (30,657)           105           (59,426)           (283)
Income Taxes (Benefit)                                      (10,872)            84           (21,636)            (87)
Minority Interests                                           (1,311)            32            (3,058)            105
------------------------------------------------------------------------------------   --------------------------------
Loss from Continuing Operations                             (18,474)           (11)          (34,732)           (301)
Income from Discontinued Operation, Net of Tax                   --            348                --             687
------------------------------------------------------------------------------------   --------------------------------
Net Income (Loss)                                           (18,474)           337           (34,732)            386
Dividend Requirements on Preferred Stock                      4,690             --             9,377              --
------------------------------------------------------------------------------------   --------------------------------
Income (Loss) Applicable to Common Shares                 $ (23,164)     $     337        $  (44,109)      $     386
=======================================================================================================================
Net Income (Loss) per Common Share - Basic & Diluted      $   (1.37)     $    0.03        $    (2.76)      $    0.03
Average Shares Outstanding - Basic                           16,857         13,101            15,972          13,084
Average Shares Outstanding - Diluted                         17,259         13,310            16,349          13,292


NTELOS Inc.
==============================================================================================
Condensed Consolidated Balance Sheets
(in thousands)                                          (Unaudited)
----------------------------------------------------------------------------------------------
                                                       June 30, 2001             Dec. 31, 2000
----------------------------------------------------------------------------------------------
ASSETS
     Current Assets                                       $   59,783                $   71,530
     Restricted Cash                                          39,707                    50,903
     Investments and Advances to Affiliates                   42,054                    83,615
     Property & Equipment, Net                               896,304                   745,793
     Other Assets                                            149,914                   124,364
----------------------------------------------------------------------------------------------
          Total Assets                                    $1,187,762                $1,076,205
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities                                  $   73,869                $   75,335
     Long-Term Debt                                          618,353                   556,287
     Deferred Taxes and Other Long-Term Liabilities           65,624                    63,405
     Redeemable, Convertible Preferred Stock                 256,282                   246,906
     Shareholders' Equity                                    173,634                   134,272
----------------------------------------------------------------------------------------------
          Total Liabilities and Shareholders' Equity      $1,187,762                $1,076,205
==============================================================================================

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ NTELOS' REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com when they become available. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.